February 16, 2007

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0402

RE:   Aces Wired, Inc.
Registration Statement on Form SB-2
Filed November 8, 2006
File No. 333-138527

Dear Mr. Foti:

Thank you for the comments included in your letter to us, dated December 6, 2006. Pursuant to your requests in said letter, we have reproduced each of your comments below and have included specific responses respecting each comment. Also, unless indicated otherwise, all references in this letter are to the applicable sections of Amendment No. 1 to Form SB-2 that we filed with the Commission on February 16, 2007 (Amendment No. 1) and the consolidated financial statements of Aces Wired, Inc. that are included with Amendment No. 1.

At the end of your comments, we also respond to two legal comments that were provided to us verbally.

Form SB-2 Registration Statement

General

Comment:

1.
Based on your July 30, 2006 interim financial statements, it appears you will report a loss from continuing operations before taxes for the fiscal year ended October 29, 2006. In this regard, please update the audited financial statements of Goodtime Action Amusement Partner, L.P. (now Aces Wired, Inc. and subsidiaries) for the most recently completed fiscal year. For guidance, refer to Item 310(g) (2) of Regulation S-B. Upon updating these audited financial statements, the July 30, 2006 interim financial statements of Goodtimes (both actual and pro-forma) will be unnecessary. Please also update the pro forma statements of operations to reflect only the most recently completed fiscal year.

Joseph A. Foti
February 16, 2007

Response:

We replaced Goodtime’s previously reported unaudited interim financial statements as of and for the nine months ended July 30, 2006 with the audited consolidated financial statements of Aces Wired, Inc. as of and for the 52-week period ended October 29, 2006 (hereinafter fiscal year 2006).

The acquisition of Goodtime by the registrant was accounted for as a reverse acquisition, or recapitalization of Goodtime, as immediately prior to such acquisition the registrant had no meaningful operations and no assets or liabilities. Accordingly, the consolidated statement of operations for Aces Wired for fiscal year 2006 is effectively the “pro forma” statement of operations for that year.

Additionally, the separate audited financial statements of Goodtime, K&B Sales, Inc. (K&B) and Aces Wired, LLC (AWLLC) as of and for the 52-week period ended October 30, 2005 are not included in Amendment No. 1 because K&B was deemed by us to be the predecessor company of Goodtime, and consequently of the registrant. The registrant’s audited financial statements for such period and as of such date are included in the consolidated financial statements.

Description of Business

Markets, page 10

Comment:

2.
Please provide us with Gaming Markets Advisors analysis stating that the total annual revenues potential for AWP in Texas is $3 billion. Additionally, please include a consent for the use of this information or remove such reference from your filing.

Response:

The subject analysis was done at our request and on our behalf, and we have included language to that effect under DESCRIPTION OF BUSINESS at page 9. We also removed the reference to $3 billion and added a reference to that analysis stating the Texas market can support up to 63,000 amusement-with-prize machines. Because the analysis prepared by Gaming Markets Advisors contains what we believe is confidential information, a copy of this analysis is not included in our response letter. However, we will remit to your attention a copy of the analysis by mail. We have included a copy of the consent letter from Gaming Markets Advisors as Exhibit A hereto

Ace Gaming Amusement Centers, page 10

Comment:

3.
You state that you have identified a number of gaming entity partners to open Ace Gaming Amusement Centers. As such, please expand you disclosures to detail the nature of the expected partnership arrangements. For example, your disclosure should provide information including, but not limited to, the percentage ownership you will receive in these partnerships or if you will provide the operating equipment and obtain a management agreement. Additionally, you should address whether you may partake in the ownership of these centers. Alternatively, if you are partnering with an already licensed gaming entity due to difficulty in obtaining a gaming license, you should address whether you can own a percentage or open the centers to obtain a management contract. Further, you should discuss the costs associated with opening these centers, including whether you fund all of the costs associated with opening these centers and how you will be reimbursed.

Joseph A. Foti
February 16, 2007

Response:

Regarding “partnerships,” we have clarified this by removing what was confusing language under DESCRIPTION OF BUSINESS at page 9.

With the exception of our gaming amusement center in El Paso, Texas, where we are a joint operator with the Tiqua Nation, we are the sole proprietor of all of our other gaming amusement centers. Accordingly, we provide all of the personal property to operate the centers (including the gaming machines at the El Paso center) and often are solely responsible for the improvements we make at leased facilities.

The approximate cost to open a center with up to 50 gaming machines is between $400,000 and $500,000, most of which is for the gaming machines themselves and other personal property. The approximate cost to open a center with up to 200 gaming machines is between $1.4 million and $1.5 million, most of which is for the gaming machines themselves and other personal property. We expect to fund such new centers from the cash flow from our bingo supply business, the proceeds from the sale of preferred stock we completed in October 2006 and other financing transactions we undertook in fiscal year 2006. We also have available a $0.9 million bank credit facility, and we believe we would be able to finance additional gaming machines with an entity that financed approximately $1.3 million of these machines for us in fiscal year 2006. This information is described in more detail under MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS (MD&A) at pages 13, 17 and 18.

Also, as is discussed under DESCRIPTION OF BUSINESS at page 10, among other places in Amendment No. 1, the amusement-with-prize industry is not regulated in Texas (which is currently the only state in which we operate) and, accordingly, licensing for such is not required.

Joseph A. Foti
February 16, 2007

Management Discussion and Analysis

General

Comment:

4.	Please update to include your most recently completed fiscal year and to remove the interim period ended July 30, 2006 in accordance with your updating of the included audited financial statements.

Response:

The Results of Operations and Liquidity and Capital Resources under MD&A have been replaced in their entirety as follows.

The period-over-period analyses are based on the consolidated operating results of Aces Wired for the 52-week periods ended October 29, 2006 and October 30, 2005.
Additionally, such analyses and related discussions focus on our two business segments, bingo supply and amusement-with-prize gaming, rather than on Aces Wired generally. We believe this approach is more meaningful for the investor because that is the way we operationally manage our company.

Comment:

5.
Please revise your Management Discussion and Analysis (“MD&A”) to include disclosures related to critical accounting policies. According to the Financial Reporting Release No. 72 (i.e. release #33-8350) your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates, how accurate the estimates/assumptions have been in the past. In essence, your critical accounting policies disclosures should be expanded to address each accounting policy that requires management's most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the estimate and review of your inventories for obsolescence. Additionally, your critical accounting policies should not duplicate the accounting policy disclosures in the notes to the financial statements.

Response:

We do not believe we have “critical” accounting policies as such term is used in Financial Reporting Release No. 72. However, as we are required under U.S. generally accepted accounting principles to use estimates when preparing our financial statements and related disclosures, we do have significant accounting policies related to our use of estimates, which policies are disclosed and discussed in Note 3 to our consolidated financial statements. We include a reference to Note 3 under MD&A at page 19.

Joseph A. Foti
February 16, 2007

We do not believe that any of the estimates we use in preparing our financial information, the most significant of which are summarized below, is so complex and susceptible to sudden and unexpected change, either separately or collectively, as to cause a material misstatement of our financial statements in any one reporting period. Historically, our most significant accounting estimates have been limited to the following areas. Our use of these estimates and descriptions thereof are included in Note 3 and various other Notes to our consolidated financial statements.

•
Obsolete and excess inventory. We provide for an allowance for obsolete and excess bingo supply inventory, which allowance is based entirely on historical experience (we have been selling bingo supplies for over 28 years).

•
Allowance for doubtful accounts receivable. All of our trade accounts receivable are due from our bingo supply customers. Again, based solely on our experience, we provide for an allowance for doubtful accounts receivable for any account that is 60 days outstanding from the date of sale.

•
Useful economic lives and residual values for depreciable tangible and intangible assets. We assume a zero residual value for all of our tangible and intangible assets subject to depreciation and amortization. With certain exceptions, we assume useful economic lives for similar assets which are comparable with those useful lives used by other companies in ours and other industries.

•
Impairment of long-lived assets and intangible assets. Our most significant long-lived asset is certain goodwill we acquired in fiscal year 2006 related to the merger of our bingo supply and amusement-with-prize companies. For fiscal year 2006, we had an impairment analysis performed by an independent valuation company, which concluded that there was no indication of impairment of our goodwill as of the end of our fiscal year 2006. The impairment analyses for our other long-lived assets, including intangible assets, were performed by management, and we concluded, and our independent accountant concurred, there were no indications of impairment for any of our long-lived assets as of the end of our fiscal year 2006.

•
Share-based compensation. In fiscal year 2006, we recognized share-based compensation of approximately $3.5 million related to the award of approximately 1.1 million shares of our common stock to certain of our executive officers and employees and all of our non-employee directors. The total value of the award was estimated at approximately $5.6 million, the balance of which will be recognized in fiscal years 2007 and 2008. The shares were granted concurrent with our acquisition of Goodtime in October 2006 and were valued at $5.00 per share, which value was in turn based on the $5.00 per share sales price of 1.612 million shares of preferred stock we sold in October 2006 as a condition precedent to our acquisition of Goodtime. As there was not and is not a public trading market for our common stock, we believe that on per share basis the sales price of the preferred stock is a reasonable measure of the fair value of the subject common stock because the preferred shares automatically convert into an equal number of our common shares upon the effectiveness of this Registration Statement and do not earn regular dividends. The grant of the common shares and the sale of the preferred stock are described in more detail in Note 6 and Note 12, respectively, to our consolidated financial statements. We presently do not have any share-based compensation plans.

Joseph A. Foti
February 16, 2007

Historically, we have never incurred a material adjustment to our financial statements resulting from a change in an accounting estimate.

Overview, page 13

Comment:

6.
Please provide us with support that substantiates that you are the oldest and largest company to service the state's bingo gaming market distributing more than 50% of approximately 1300 charity bingo licenses or remove this reference.

Response:

We have removed all references regarding both the “largest” and the number of bingo supply customers from Amendment No. 1. Referring to the “oldest,” we received from the Texas Lottery Commission (which is responsible for the regulation of bingo gaming in that state) an e-mail message stating that we (by K&B) are the oldest licensed bingo supply distributor in Texas. A copy of that e-mail message is attached as Exhibit B hereto.

Results of Operations, page 13

Comment:

7.
As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. Identifying the effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying these effects may not provide the reader with sufficient insight. For example, you should clarify whether the changes to revenue were due to price or volume changes and quantify the change caused by each, if material. Please revise your filing to include this information within the discussion of operating results in MD&A. See FR-72 (Release No. 33- 8350) for details.

Joseph A. Foti
February 16, 2007

Response:

As noted above under Comment 4, we have completely overhauled the pertinent sections under MD&A to respond to the Commission’s request for a more meaningful discussion.

Comment:

8.
You state that K&B Sales, Inc. was the accounting acquirer and predecessor of Goodtime L.P. While it appears that both K&B Sales, Inc. and Aces Wired, LLC were predecessors of Goodtime L.P. it is not clear how you concluded that K&B Sales, Inc. was an accounting acquirer in a transaction that is described on page F-48 as being an exchange of businesses under common control. Please advise or revise as appropriate.

Response:

As is disclosed in Note 2 and Note 4 to our consolidated financial statements, the merger of K&B and AWLLC with and into Goodtime was accounted for as a business combination pursuant to SFAS No. 141, with K&B being deemed the accounting acquirer of AWLLC and consequently the predecessor company of Goodtime and the registrant. Goodtime was formed solely for the purpose of effecting the merger between K&B and AWLLC and had no meaningful operations or assets and liabilities prior to the merger. Further, as the stockholders of K&B and the members of AWLLC each owned 50% of Goodtime after the merger (and before subsequent dilution of their respective interests), K&B was considered to be the accounting acquirer of AWLLC because of the relative significance of the two companies’ operations and financial positions immediately prior to the merger.

Comment:

9.
Based on your Outlook disclosures on page 13, it appears that the monies received from cash flows from K&B as well as the Series A Preferred Stock offering will be used to grow the number of Ace Gaming Amusement Centers. Therefore, please revise your disclosures to address in detail, how the shift in your business strategy towards opening and running amusement centers will affect your trends and business structure in the future. Please be as specific as possible in your disclosure. In this regard, you should also provide a discussion detailing the required cash flows as well as regulatory hurdles associated with opening amusement centers and how this will affect your liquidity as well as your accounting policies.

Joseph A. Foti
February 16, 2007

Response:

As noted both under DESCRIPTION OF BUSINESS (page 9) and MD&A (page 12), the foundation of our business strategy is to grow our amusement-with-prize business. Additionally, while we believe there is presently little if any growth opportunity in our bingo supply business, we also believe the stability of that market, and more particularly our position in that market, assures us of a reliable source of cash flow in the near term upon with which to sustain our business plan until such time that not only does our amusement-with-prize business become self-sufficient, but it becomes our predominant business.

As discussed under DESCRIPTION OF BUSINESS (page 10) and MD&A (page 13), the amusement-with-prize industry is not regulated in Texas. Therefore, licensing for such operations is not required. However, Texas law does determine the legality of gambling in that state, and the interpretation and enforcement of those laws is usually done at the local, or county level. Accordingly, before we open a gaming amusement center, we gauge the political receptiveness to our gaming business in the targeted locations, and if we believe it is positive, either explicitly through our discussions with local officials or implicitly by their silence, we will open a center in that location. Conversely, if the political climate is clearly unfriendly in a location, our current policy is to neither proceed with opening a center nor take action aimed at forcing acceptance of a gaming center.

As discussed under MD&A at page 13 and is addressed in part under Comment 3 above, substantially all of the cost we incur to open a gaming center consists of the gaming machines and other personal property, all of which we can relocate if we close a gaming center due to any reason, including regulatory or financial reasons. Further, all but one of our leases (which agreement is insignificant to our operations) allow us to terminate those leases early with no or minimal penalties if we are precluded from conducting our amusement-with-prize business at those locations due to regulatory reasons.

We also added language in Liquidity and Capital Resources (page 18) regarding our anticipated gaming center expansion plans for our fiscal year 2007.

Liquidity and Capital Resources

Future Sources and Uses of Cash, page 16

Comment:

10.	Please expand your disclosure to address your ability to sell and leaseback existing assets, including a discussion of eligible assets and potential dollar values to be obtained.

Joseph A. Foti
February 16, 2007

Response:

We removed any reference to such equipment financing from the Liquidity and Capital Resources section. We do, however, make a reference to possible sales and leaseback transactions involving our gaming machines under the Overview section, but qualify that statement with “if such financing can be secured.” Further, because we presently do not have any such plans, we do not disclose how much capital such arrangements might garner for us. Based on the unencumbered machines in our possession as of our fiscal year end 2006, we believe that if such financing was sought, we might be able to raise approximately $500,000 before any related transaction costs. We have also added in the MD&A section the availability to us of K&B’s $0.9 million bank credit facility.

Financial Statements

Goodtime Action Amusement Partners. L.P. Financial Statements

Notes to Financial Statements

Note 1 -Nature of Organization; page F-8

Comment:

11.
You disclose that limited partners own 99.99 percent of Goodtime L.P. Page F-10 states that members of Aces Wired, LLC and shareholders of K&B Sales, Inc. each received 44.995 percent of Goodtime L.P. upon contribution of their businesses. Therefore, please tell us who owns the remaining 10 percent limited partnership interest.

Response:

The remaining 10 percent of Goodtime L.P. was owned by two of our executive officers who were granted profits interests in Goodtime, which profit interests in turn diluted the interests of the original partners in Goodtime. The profit interests are described in more detail at Note 6 to our consolidated financial statements.

Aces Wired, LLC

Statements of Operations, page F-15

Comment:

12.	Please revise to carry over the $686,861 loss from discontinued operations to the cumulative period from inception to date column.

Joseph A. Foti
February 16, 2007

Response:

This oversight will be corrected in our future and amended filings, as applicable.

Note 2- Discontinued Operations, page F-21

Comment:

13.
According to disclosures in Note 2 there were asset impairments of $301,061. Please tell us the amounts and types of assets impaired and how the impairment was reflected in your statement of cash flows.

Response:

The impaired assets consisted entirely of leasehold improvements for a stand alone gaming center that AWLLC opened and closed in fiscal year 2005. The resultant impairment loss upon abandonment of this leased facility was netted in AWLLC’s cash flow statement for its fiscal year ended October 30, 2005 as follows.

Net cash used in operating activities of continuing operations - as reported	$(291,009)

Net loss from discontinued operations - as reported	(686,861)
Depreciation and amortization - discontinued operations	63,466
Impairment loss - discontinued operations	301,061
Decrease in prepaid expenses - discontinued operations	5,964
Net cash used in operating activities of discontinued operations - as reported	(316,370)

Net cash used in investing activities - as reported	(832,597)
Net cash used in investing activities of discontinued operations- as reported	(292,851)

Net cash provided by financing activities - as reported	1,768,048

Net increase in cash - as reported	35,221

Cash at beginning of year - as reported	-

Cash at end of year - as reported	$35,221

K&B Sales. Inc. Financial Statements

Balance Sheets, Page F-27

Comment:

14.	Please revise to include a caption for the $80,833 of other assets.

Response:

The amount you refer to represents the net value of an intangible asset acquired by K&B in November 2004. Please see Note 1, Intangible assets, at page F-33 included in the Form SB-2 we filed with the Commission on November 8, 2006. This oversight will be corrected in future and amended filings, as applicable.

Joseph A. Foti
February 16, 2007

Goodtime Action Amusement Partners, L.P. and Subsidiaries (now Aces Wired. Inc.)

Note 1- Nature of Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-45

Comment:

15.
Please expand your revenue recognition policy to detail how you recognize revenue from the leasing of electronic bingo systems. For example, you should expand your disclosures to detail whether you recognize these revenues over a certain period (e.g. the lease term) and whether your lease payments are fixed or if they have a variable component, which relates to number of net wins.

Response:

The electronic bingo games leased by K&B are owned by the manufacturers of those devices. Pursuant to the applicable agreements with those vendors, K&B and the vendors share in the rentals of those devices to K&B’s bingo customers, which rentals are billed and recognized on a weekly basis. This arrangement is disclosed in an expanded form in Note 3 (Revenue Recognition) to our consolidated financial statements.

Comment:

16.
It appears that you operate six amusement centers. Additionally, you state on page 13 that you intend to use cash flow from K&B and the funds raised in the Series A Preferred Stock offering to provide the necessary infrastructure to grow the number of Ace Gaming Amusement centers. As, such, please expand your revenue recognition policy to address how you recognize revenues derived from the amusements centers. For example, you should detail whether you receive a percentage of net winning and/or a management fee and your methodology for recognizing those revenues.

Response:

As disclosed in a more expanded form in Note 3 (Revenue Recognition) to our consolidated financial statements, substantially all of the revenue we recognize at our gaming amusement centers, except for the El Paso center, is derived from the “hold,” or the difference, between the amounts played on a machine less the amounts won by the player. This accounting is consistent with similar revenue recognition in other gaming industries, such as casinos. At the El Paso center, we participate in 40% of the hold after certain adjustments with the other joint operator of that center.

Joseph A. Foti
February 16, 2007

We pay royalties related to the games we use on our gaming machines and other fees for the maintenance and support of those games and our gaming networks, which royalties and fees are accounted for as operating expenses - gaming amusement centers in our consolidated statement of operations for fiscal year 2006. This fact is also disclosed in Note 3.

Except as noted above regarding the El Paso center, we do not directly payout any of the hold to any other party.

Shipping and Handling Costs, page F-45

Comment:

17.
It appears that you should revise your consolidated statements of operations to include shipping and handling costs within operating expenses and not as a reduction in revenue. See paragraph 7 of EITF 00-10.

Response:

For our fiscal years ended October 29, 2006, October 30, 2005 and October 31, 2004, and for all future interim and annual periods we will report shipping and handling costs as components of our cost of sales rather than as reductions in operating revenues, in accordance with EITF 00-10. Further, and pursuant to EITF 01-9, any rebates and/or other incentives we give to our bingo customers are recorded as reductions in revenue; whereas, any rebates and/or incentives we receive from our bingo supply vendors are recorded as reductions in costs of sales. All of the foregoing is disclosed in Note 3 (Revenue Recognition) to our consolidated financial statements.

Prepaid Expenses, page F-45

Comment:

18.
You paid royalties, as a percentage of net winnings, in connection with your software and title development agreements. In this regard, please provide us, supplementally, further details regarding the nature of your agreements as well as the accounting method used to account for the royalties you pay.

Response:

As noted above under Comment 16, we pay royalties and related fees to firms which provide us with the games for our gaming machines and for related services. As you correctly noted, these fees are based on the hold (net winnings) of the play on those games, which royalties and fees are recognized as operating expenses in the month they are incurred.

Joseph A. Foti
February 16, 2007

The games and related services are currently provided to us by two vendors. One of these vendors provides us with the network (back office system) for its games and the games of the other vendor. This same vendor also converts the other vendor’s games to make them compatible with our back office system. The following table outlines the vendor fee structure for our games and related support (in this table we use royalties and fees interchangeably).

	Percent of Hold
	Vendor 1	Vendor 2
Services provided

Network (back office system) support	3.0	-

Game titles	3.0	5.0

Conversion of other vendor's games	1.2	-

Total fee to use vendor game
Network (back office system) support	3.0	3.0
Game titles	3.0	5.0
Conversion of other vendor's games	0.0	1.2
	6.0	9.2

Intangible assets, page F-46

Comment:

19.
With regards to your acquisition of eCelerity, LLC, please provide us with supplemental information regarding your allocation of the purchase price as well as the valuation of these intellectual assets and their assigned lives. Specifically, address how your valuation takes into account that these assets are no longer used for customer accounts and you do not offer these services for resale.

Response:

As is disclosed in Note 4 to our consolidated financial statements, in return for our assumption of $900,000 of eCelerity’s liabilities, we received the assets of eCelerity, including certain proprietary software used to support our Ace Advantage Card system (the Ace Advantage Card is a stored-value debit card, the maintenance of which is effectively no different than that for any other debit card). The fair values of the tangible assets and software were determined by management as follows.

The total consideration paid was equal to the liabilities we assumed, which we believed were at fair value on the date of the acquisition. Approximately $16,000 of the proceeds was allocated to the tangible assets we received based on our estimates of their replacement cost, and the balance of the proceeds was allocated to the software. The fair value of the software was supported by the discounted cash flows represented by the services we estimated we would be paying as a customer for those services and the assumption that the software would be used for internal purposes only. The life assigned to the software was based on management’s estimation of the useful life to us for this proprietary software. We review the useful life of this and the useful lives of our other intangible assets for reasonableness on at least an annual basis.

 Joseph A. Foti
February 16, 2007

Note 2- El Paso, Texas- Operating Agreement. page F-48

Comment:

20.
Please revise your revenue recognition policy to include disclosures regarding your revenue recognition policy in relation to the management fees earned in association with this agreement. Further, please revise your MD&A to discuss the nature of this agreement. For example, if applicable, you should disclose any costs associated with obtaining the contract or opening the facility, services you will provide and the time period over which you would recuperate your costs. Additionally, please clarify for us whether you or your partners own/lease the facilities.

Response:

As is discussed in the Overview section, the El Paso center was our first gaming amusement center, and its initial purpose was to test the viability of amusement-with-prize gaming in Texas and our Ace Advantage Card system. The physical plant in which our games are located is owned exclusively by the Tiqua Nation. We provide and maintain the gaming machines at that center, and in return we receive 40% of the hold net of certain adjustments on the games played on our machines. We have no other financial interests in or obligations at the El Paso center.

Verbal Comments:

We have also revised the document to address legal comments provided verbally regarding (1) clarifying whether our common stock is already publicly traded or clarifying our expectations in that regard and (2) removing certain qualifications from the third and fourth paragraphs of the legal opinion of our counsel or filing an updated copy of the opinion at the time of effectiveness.

With respect to the first comment, at the time of filing our expectation was that quotations in our common stock would commence on the OTCBB prior to the time the registration statement was declared effective by the Commission. However, the NASD has indicated that it will not approve the Form 211 filed with it until such time as the Commission’s staff has indicated that it has no further comments or the registration statement is declared effective. As a consequence, we have revised the language on the front cover of the prospectus and page 25 of the registration statement to state that there is no current trading market for our common stock, to specify the time at which we believe quotations may commence, the manner in which we anticipate sales may occur and to provide the price range within which we expect initial sales may occur.
With respect to the legal opinion, our counsel has elected to remove the subject qualifications and we have submitted the opinion as revised in the amended filing.

Joseph A. Foti
February 16, 2007

If you have any questions and/or additional comments, please telephone me at 214-261-1966.

Sincerely yours,

/s/ Christopher C. Domijan
Executive Vice President, Chief Financial Officer and Secretary

c: Juan Migone
Lyn Shenk

Exhibit A
Consent Letter of Gaming Markets Advisors

Gaming Market Advisors

February 14, 2007

Christopher C. Domijan
Executive Vice President &
Chief Financial Officer
Aces Wired, Inc.
12225 Greenville Ave, Suite 861
Dallas, TX 75243

Dear Mr. Domijan,
This letter is being written to authorize Aces Wired, Inc. to utilize quotes from Gaming Market Advisors' Technical Memorandum, entitled "Amusement with Prize Market Potential, Texas" prepared in February 2006, within its SEC filings.

Please feel free to contact me with any further requests.

Sincerely,

Steven M. Gallaway
Principal
Gaming Market Advisors

330 E. Warm Springs Road Las Vegas, NV 89119
o 702.547.2225 f 702.547.2227

4340 E. Kentucky Ave. Suite 311 Denver, CO 80246
o 303.759.8944 f 303.496.0440

www.gamingmarketadvisors.com

Exhibit B
E-mail Message from Texas Lottery Commission

KB Sales Page 1 of 1

Knowles Cornwell

From: Miner, Bruce [Bruce.Miner@lottery.state.tx.us]
Sent: Friday, December 08, 2006 9:55 AM
To: kcornwell@kbsales.com
Subject: KB Sales

According to our records, K and B Sales Inc has been licensed since 1983, longer than any other currently licensed distributor.

12/8/2006